Cyasoon Corporation
Balance Sheet
As of December 31, 2023
(Unaudited)

ASSETS		
Current Assets		
Cash and cash equivalents	$	145,793.77
Total Current Assets	**$**	**145,793.77**
Fixed Assets		
Accumulated Depreciation		
iPhone 15 Pro Max - C7WHFVXGF2	$	(27.00)
MacBook Pro - P4NWJCH9D3	$	(732.00)
Total Accumulated Depreciation	$	(759.00)
Computers, Phones, and Cameras		
iPhone 15 Pro Max - C7WHFVXGF2	$	1,614.62
MacBook Pro - P4NWJCH9D3	$	6,274.94
Total Computers, Phones, and Cameras	$	7,889.56
Total Fixed Assets	**$**	**7,130.56**
Other Assets		
Accumulated Amortization		
Accumulated Amortization - Cyasoon.com	$	(568.00)
Accumulated Amortization - Seeyousoon.com	$	(139.00)
Total Accumulated Amortization	$	(707.00)
Domains, Patents, and Copyrights		
Cyasoon Domain	$	2,323.00
Seeyousoon Domain	$	5,000.00
Total Domains, Patents, and Copyrights	$	7,323.00
Total Other Assets	**$**	**6,616.00**
TOTAL ASSETS	**$**	**159,540.33**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	$	10,452.27
Total Current Liabilities	$	10,452.27
Total Liabilities	**$**	**10,452.27**

Equity		
Additional paid in capital		
APIC - Ketan Chand	$	120,009.99
APIC - Ravin Chand	$	147,009.99
Total Additional paid in capital	$	267,019.98
Common stock		
Common Stock - Ketan Chand	$	30,000.00
Common Stock - Ravin Chand	$	3,000.00
Common Stock - Wendy Reighard	$	0.02
Total Common stock	$	33,000.02
Opening balance equity	$	0.00
Retained Earnings	$	(485.00)
Net Income	$	(150,446.94)
Total Equity	**$**	**149,088.06**
TOTAL LIABILITIES AND EQUITY	**$**	**159,540.33**

Cyasoon Corporation
Profit and Loss
January - December 2023
(Unaudited)

Revenues	$	0.00
Cost of Goods Sold	$	0.00
Gross Profit	**$**	**0.00**
Operating Expenses		
General and administrative	$	103,683.29
Sales and marketing	$	34,503.38
Professional fees	$	264.99
Travel and meals	$	12,293.84
Taxes	$	250.34
Total Operating Expenses	**$**	**150,995.84**
Net Operating Income/(Loss)	**$**	**(150,995.84)**
Other Income		
Credit Card Rewards (Expense Reduction)	$	1,601.90
Total Other Income	$	1,601.90
Other Expenses		
Amortization expenses	$	294.00
Depreciation	$	759.00
Total Other Expenses	$	1,053.00
Net Other Income	**$**	**548.90**
Net Income / (Loss)	**$**	**(150,446.94)**

Cyasoon Corporation
Statement of Cash Flows
January - December 2023
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$	(150,446.94)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Depreciation:iPhone 15 Pro Max - C7WHFVXGF2	$	27.00
Accumulated Depreciation:MacBook Pro - P4NWJCH9D3	$	732.00
Accumulated Amortization:Accumulated Amortization - Cyasoon.com	$	155.00
Accumulated Amortization:Accumulated Amortization - Seeyousoon.com	$	139.00
American Express	$	10,452.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	11,505.27
Net cash provided by operating activities	**$**	**(138,941.67)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Computers, Phones, and Cameras:iPhone 15 Pro Max - C7WHFVXGF2	$	(1,614.62)
Computers, Phones, and Cameras:MacBook Pro - P4NWJCH9D3	$	(6,274.94)
Domains, Patents, and Copyrights:Seeyousoon Domain	$	(5,000.00)
Net cash provided by investing activities	**$**	**(12,889.56)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital:APIC - Ketan Chand	$	118,789.24
Additional paid in capital:APIC - Ravin Chand	$	145,855.74
Additional paid in capital:APIC - Wendy Reighard	$	0.00
Common stock:Common Stock - Ketan Chand	$	29,990.01
Common stock:Common Stock - Ravin Chand	$	2,990.01
Opening balance equity	$	0.00
Net cash provided by financing activities	**$**	**297,625.00**
Net cash increase for period	$	145,793.77
Cash at beginning of period	$	0.00
Cash at end of period	**$**	**145,793.77**

Cyasoon Corporation
Capitalization Table as of: July 3, 2024
(Unaudited)

Shareholder	Position	Common Shares	Preferred Shares	Unvested Shares	Options to Common Shares	Total Shares	Ownershi p%	Ownership Fully Diluted %
Ketan Chand	CEO, Co-founder	3,300,000			0	3,300,000	81.5%	33%
Ravin Chand	CDO, Co-founder	300,000			0	300,000	7.4%	3%
Wendy Reighard	COO, Co-founder	400,000			0	400,000	9.9%	4%
Yuri Miller		50,000		450,000		500,000	1.2%	5%
Employee SOP					2,350,000	2,350,000	0.0%	24%
Pre-Investment Option Pool					3,150,000	3,150,000	0.0%	32%
Total		**4,050,000**	**0**	**450,000**	**5,500,000**	**10,000,000**	**100%**	**100%**
Authorized Shares								
10,000,000								
Issued Shares								
4,050,000								

EQUITY NOTE

Under the Cyasoon's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue 10,000,000 shares, at a $0.01 par value per share. As of July 3, 2024, 4,050,000 shares have been issued and are outstanding.

MANAGEMENT DISCUSSION & ANALYSIS (MD&A)

Overview:

In 2023, Cyasoon Corporation focused on developing its social meetup app and initial marketing efforts to build brand awareness. While no revenue was generated during this period, the company strategically invested in operational and marketing expenses to establish a foundation for future growth. Significant expenses included general and administrative costs, sales and marketing efforts, and essential professional services.

Key Financial Highlights:

- Net Loss: The company incurred a net loss of $150,446.94 for the year, primarily driven by operating expenses required to support our product development and marketing activities.
- Capital Investments: The company invested in essential technology assets, including a MacBook Pro and an iPhone 15 Pro Max, to support the team's operations. These investments reflect the commitment to equipping the team with necessary tools for productivity and success.
- Funding Activities: Cyasoon received additional paid-in capital from founders and early investors, contributing $267,019.98 in financing, ensuring sufficient liquidity for ongoing operations.

Forward-Looking Statements:

The company is actively pursuing its fundraising efforts to support further development, marketing, and operational scaling. Management remains optimistic about future revenue growth as the app gains traction in the market.

DISCLAIMER

Disclaimer of Unaudited Financial Statements:

The financial statements presented herein are unaudited and have been prepared by management. These statements reflect the company's financial position as of December 31, 2023, and are intended for informational purposes. The financial statements do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for audited financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The financial statements are prepared on an accrual basis in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses.

Revenue Recognition:

Cyasoon did not generate revenue during 2023. Future revenues will be recognized when earned and realizable, typically when services are provided, and payment is reasonably assured.

Revenue Recognition:

Cyasoon did not generate revenue during 2023. Future revenues will be recognized when earned and realizable, typically when services are provided, and payment is reasonably assured.

Depreciation and Amortization:

Fixed assets such as computers, phones, and cameras are depreciated using the straight-line method over their estimated useful lives. Intangible assets, including domains, are amortized on a straight-line basis over their expected benefit period.

Expense Recognition:

Expenses are recognized when incurred. Operating expenses include costs related to general and administrative, sales and marketing, and professional services that support business operations and development.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements that affect the reported amounts of assets, liabilities, and expenses. Actual results may differ from these estimates.

Cyasoon Corporation
Balance Sheet
As of December 31, 2022
(Unaudited)

ASSETS		
Current Assets		
Cash and cash equivalents	$	0.00
Total Current Assets	**$**	**0.00**
Other Assets		
Accumulated Amortization		
Accumulated Amortization - Cyasoon.com	$	(413.00)
Total Accumulated Amortization	$	(413.00)
Domains, Patents, and Copyrights		
Cyasoon Domain	$	2,323.00
Total Domains, Patents, and Copyrights	$	2,323.00
Total Other Assets	**$**	**1,910.00**
TOTAL ASSETS	**$**	**1,910.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Current Liabilities	$	0.00
Total Liabilities	**$**	**0.00**

Equity		
Additional paid in capital		
APIC - Ketan Chand	$	1,220.75
APIC - Ravin Chand	$	1,154.25
Total Additional paid in capital	$	2,375.00
Common stock		
Common Stock - Ketan Chand	$	9.99
Common Stock - Ravin Chand	$	9.99
Common Stock - Wendy Reighard	$	0.02
Total Common stock	$	20.00
Opening balance equity	$	0.00
Retained Earnings	$	(330.00)
Net Income	$	(155.00)
Total Equity	**$**	**1,910.00**
TOTAL LIABILITIES AND EQUITY	**$**	**1,910.00**

Cyasoon Corporation
Profit and Loss
January - December 2022
(Unaudited)

Revenues	$	0.00
Cost of Goods Sold	$	0.00
Gross Profit	**$**	**0.00**
Operating Expenses		
Total Operating Expenses	**$**	**0.00**
Net Operating Income/(Loss)	**$**	**0.00**
Other Expenses		
Amortization expenses	$	155.00
Total Other Expenses	$	155.00
Net Other Income	**$**	**(155.00)**
Net Income / (Loss)	**$**	**(155.00)**

Cyasoon Corporation
Statement of Cash Flows
January - December 2022
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$	(155.00)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accumulated Amortization:Accumulated Amortization - Cyasoon.com	$	155.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	155.00
Net cash provided by operating activities	**$**	**0.00**
Net cash increase for period	$	0.00
Cash at beginning of period	$	0.00
Cash at end of period	**$**	**0.00**